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INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 7, 2017.

Registration No. 333-216220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sundance Energy Australia Limited
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Australia (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)

633 17th Street, Suite 1950
Denver, Colorado 80202
(303) 543-5700
(Address and telephone number of Registrant's principal executive offices)

Eric P. McCrady
Sundance Energy, Inc.
Chief Executive Officer
633 17th Street, Suite 1950
Denver, Colorado 80202
(303) 543-5700
(Name, address, and telephone number of agent for service)

With copies to:
Andrew S. Reilly Baker & McKenzie 50 Bridge Street, Level 27 Sydney, NSW 2000, Australia +61 2 9225 0200	William D. Davis II Heath C. Trisdale Baker & McKenzie LLP 700 Louisiana Street, Suite 3000 Houston, Texas 77002 (713) 427-5000

           Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined in light of market conditions.

           If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

           If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

           If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)(5)

Ordinary shares, no par value per share, in the form of American Depositary Shares(1)

Preference Shares

Warrants

Total			$500,000,000	$57,950

(1)
American Depositary Shares (as evidenced by American Depositary Receipts, each representing 100 ordinary shares) have been registered on a separate registration statement on Form F-6 filed on August 22, 2016 (File No. 333-213233).

(2)
Not specified as to each class of securities to be registered pursuant to General Instruction II.C. of Form F-3.

(3)
The Registrant is hereby registering an indeterminate number of securities of each identified class as may from time to time be offered at unspecified prices or upon conversion, exchange or exercise of securities registered hereunder to the extent such securities are, by their terms, convertible or exchangable or exercisable for, such securities. The maximum aggregate offering price of all securities covered by this Registration Statement will not exceed $500,000,000. The Registrant has estimated the proposed maximum aggregate offering price solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act"). The securities registered hereunder include securities that may be purchased by underwriters to cover over-allotments, if any.

(4)
Calculated pursuant to Rule 457(o) under the Securities Act.

(5)
Previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement that we have filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where their offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 7, 2017

PROSPECTUS

Sundance Energy Australia Limited

$500,000,000

American Depositary Shares representing Ordinary Shares
Preference Shares
Warrants

        We may offer ordinary shares in the form of American Depositary Shares ("ADSs"), preference shares or warrants (collectively, the "Securities") from time to time in one or more offerings in such amounts, at prices and on terms to be determined at or prior to the time of the offering. This prospectus describes the general manner in which the Securities may be offered using this prospectus. We will provide specific terms and offering prices of the Securities in supplements to this prospectus. Any supplement to this prospectus may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplements carefully before you invest in the Securities.

        We may offer the Securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to investors (including our shareholders), on a continuous or delayed basis. The supplement to this prospectus for each offering of Securities will describe in detail the plan of distribution for that offering. For general information about the distribution of the Securities, you should refer to the section entitled "Plan of Distribution." The net proceeds we expect to receive from such sale will also be set forth in a supplement to this prospectus.

        Our ADSs are listed on The NASDAQ Stock Market LLC ("NASDAQ") under the symbol "SNDE." Our ordinary shares are listed on the Australian Securities Exchange under the symbol "SEA."

        Investing in the Securities involves risks. See "Risk Factors" beginning on page 6 of this prospectus and under similar headings in any amendment or supplement to this prospectus or as updated by any subsequent filing with the Securities and Exchange Commission.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                        , 2017.

        You should rely only on the information provided by this prospectus, any prospectus supplement and any information incorporated by reference. We have not authorized anyone else to provide you with different or additional information or to make any representations other than those contained in or incorporated by reference to this prospectus or any accompanying prospectus supplement.

        We have not taken any action to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must observe any restrictions relating to the offering of the Securities and the distribution of this prospectus outside of the United States. This prospectus is not an offer to sell, or solicitation of an offer to buy, any securities in any circumstances under which the offer of solicitation is unlawful.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this process, we may, from time to time, sell the Securities in one or more offerings up to a total aggregate amount of $500,000,000.

        This prospectus provides you with a general description of the Securities that we may offer. Each time we sell the Securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus and may also contain information about any material federal income tax considerations relating to the Securities. You should read both this prospectus and any prospectus supplement, together with additional information described below under the heading "Where You Can Find Additional Information," before purchasing any of the Securities. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the Securities, you should refer to the registration statement, including the exhibits. You may access the registration statement, exhibits and other reports we file with the SEC on the SEC's website. More information regarding how you can access this and other information is included below under the heading "Where You Can Find Additional Information."

        The information in this prospectus is accurate as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Neither the delivery of this prospectus nor the sale of any securities means that information contained in this prospectus is correct after the date of this prospectus or as of any other date. To the extent there is any conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement. Any information incorporated by reference is only accurate as of the date of the document incorporated by reference.

        Unless otherwise indicated or the context implies otherwise:

  •
  "we," "us," "our" and "Sundance" refers to Sundance Energy Australia Limited, an Australian corporation, and its subsidiaries;

  •
  "shares" or "ordinary shares" refer to our ordinary shares;

  •
  "ADSs" refers to American Depositary Shares, each of which represents 100 ordinary shares; and

  •
  "ADRs" refers to American Depositary Receipts, which evidence the ADSs.

        All references to "$" and "U.S. dollar" in this prospectus refer to United States dollars. Except as otherwise stated, all monetary amounts in this prospectus are presented in United States dollars.

        Our fiscal year end is December 31. References to a particular "fiscal year" are to our fiscal year ended December 31 of that calendar year.

        Certain disclosures in this prospectus are based on the statutory financial information filed with the Australian Securities Exchange (the "ASX") and the Australian Securities & Investments Commission ("ASIC"). These disclosures can be reconciled to those Australian filings with information contained in this prospectus, however certain differences may exist as a result of the disclosure requirements under applicable U.S. and Australian rules. We do not believe that any of these differences are material.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this prospectus, any prospectus supplement, any free writing prospectus and in the documents incorporated by reference may constitute "forward-looking statements." Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this prospectus, any prospectus supplement, any free writing prospectus and in the documents incorporated by reference, the words "anticipate," "believe," "estimate," "project," "intend" and "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital, general economic and business conditions, environmental and other liability and other factors identified under "Risk Factors" in our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2015, and our other reports and filings we make with the SEC from time to time. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from our historical experience and our present expectations or projections. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this prospectus (or, in the case of a document incorporated by reference, the date of such document incorporated by reference) and will not be revised or updated to reflect events after the date of this prospectus.

 ABOUT US

        We are an onshore oil and natural gas company focused on the exploration, development and production of large, repeatable resource plays in North America. Our oil and natural gas properties are located in premier U.S. oil and natural gas basins.

        Sundance Energy Australia Limited was incorporated under the laws of Australia in December 2004. In April 2005, we completed an initial public offering of our ordinary shares and listing of these shares on the ASX. In September 2016, we implemented a sponsored ADR program with The Bank of New York Mellon. Our ADSs are listed on NASDAQ under the symbol "SNDE." We operate pursuant to our Constitution, the Australian Corporations Act 2001 (the "Corporations Act"), ASX Listing Rules, NASDAQ Marketplace Rules and, where applicable, local, state and federal legislation in the countries in which we operate.

        Our principal office is located at 633 17th Street, Suite 1950, Denver, Colorado 80202. Our telephone number is (303) 543-5700. Our website address is www.sundanceenergy.net. Information on our website and the websites linked to it do not constitute part of this prospectus or the registration statement to which this prospectus forms a part. Our agent for service of process in the United States is Sundance Energy, Inc., which has its principal place of business at 633 17th Street, Suite 1950, Denver, Colorado 80202.

 RISK FACTORS

        Investment in the Securities involves significant risks. You should carefully consider the risks described under "Risk Factors" in our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2015, and all other information contained in and incorporated by reference to this prospectus and any prospectus supplement or related free writing prospectus before you decide to invest in the Securities. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks. For more information about our SEC filings, please see "Where You Can Find Additional Information" and "Incorporation by Reference." See also "Cautionary Note Regarding Forward-Looking Statements."

        Such risks are not exclusive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this prospectus. Such risk and uncertainties may materially and adversely affect our business, financial condition, liquidity and results of operations.

USE OF PROCEEDS

        Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the Securities offered by this prospectus and any prospectus supplement for general corporate purposes. We may also use a portion of the net process to accelerate the development of our oil and gas assets or to pursue other development opportunities and acquisitions.

 CAPITALIZATION AND INDEBTEDNESS

        A prospectus supplement or report on Form 6-K incorporated by reference into the registration statement of which this prospectus forms a part will include information on our consolidated capitalization.

PRICE HISTORY OF AMERICAN DEPOSITARY SHARES AND ORDINARY SHARES

The NASDAQ Stock Market

        Since September 7, 2016, our ordinary shares in the form of ADSs have been trading on NASDAQ under the symbol "SNDE." The following table sets forth the high and low market prices for our ADSs for the periods indicated as reported on NASDAQ. All prices are in U.S. dollars.

	US$ High	US$ Low
Annual:
Fiscal year ended December 31
2016	17.60	9.75
Quarterly:
Fiscal year ended December 31, 2016
Fourth quarter	16.25	10.52
Third quarter	17.60	9.75
Most Recent Six Months:
February 2017	13.50	8.75
January 2017	17.99	12.54
December 2016	15.95	13.60
November 2016	15.00	10.52
October 2016	16.25	12.78
September 2016	17.60	9.75

Australian Securities Exchange

        The following table presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX, under the symbol "SEA." All prices are in Australian dollars.

	A$ High	A$ Low
Annual:
Fiscal year ended December 31
2016	0.27	0.06
2015	0.71	0.16
2014	1.42	0.38
2013	1.18	0.76
Six-month period ended December 31
2012	0.85	0.38
Fiscal year ended June 30
2012	0.88	0.36
Quarterly:
Fiscal year ended December 31, 2016
Fourth quarter	0.22	0.15
Third quarter	0.18	0.10
Second quarter	0.22	0.10
First quarter	0.27	0.06
Fiscal year ended December 31, 2015
Fourth quarter	0.39	0.16
Third quarter	0.53	0.24
Second quarter	0.71	0.45
First quarter	0.63	0.45
Most Recent Six Months:
February 2017	0.18	0.11
January 2017	0.24	0.19
December 2016	0.22	0.18
November 2016	0.18	0.15
October 2016	0.20	0.16
September 2016	0.18	0.12

 DESCRIPTION OF SHARE CAPITAL

General

        We are a public company limited by shares registered under the Corporations Act by ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act, ASX Listing Rules and NASDAQ Marketplace Rules. Our ADSs trade on NASDAQ, and our ordinary shares trade on the ASX.

        The Australian law applicable to our Constitution is not significantly different than a U.S. company's charter documents, except we do not have a limit on our authorized share capital, the concept of par value is not recognized under Australian law and as further discussed under "—Our Constitution."

        Subject to restrictions on the issue of securities in our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our board of directors determine.

        The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Changes to Our Share Capital

        During the last three fiscal years, the following changes have been made to our ordinary share capital:

  1.
  In August 2016, we issued 69.3 million ordinary shares through a share purchase plan with certain existing shareholders for net proceeds of $6.8 million.

  2.
  In June 2016, we completed the first tranche of a two-tranche private placement of 62.8 million ordinary shares to professional and sophisticated investors for net proceeds of $5.8 million. Subsequently in July 2016, our shareholders approved the second tranche of the private placement, in which we issued an additional 552.6 million ordinary shares for net proceeds of $51 million.

  3.
  In 2016, we awarded 17.0 million restricted stock share units ("RSUs") to certain employees, and issued an aggregate of 5.5 million ordinary shares upon vesting of outstanding RSUs, pursuant to the Sundance Energy Australia Limited Long Term Incentive Plan.

  4.
  During 2016, we converted 2.7 million outstanding options into 1.3 million RSUs (such conversion being approved by our board of directors in 2015), pursuant to the terms of the outstanding options.

  5.
  In August 2015, we issued 6.0 million ordinary shares in connection with the acquisition of New Standard Energy Ltd's U.S. and Cooper Basin assets.

  6.
  During 2015, we awarded an aggregate of 13.3 million RSUs to certain employees, and issued an aggregate of 3.8 million ordinary shares upon the vesting of outstanding RSUs, pursuant to the Sundance Energy Australia Limited Long Term Incentive Plan.

  7.
  In February 2014, we completed a private placement in which we sold 84.2 million ordinary shares at $0.81 per share, resulting in net proceeds of approximately $69.6 million. The first tranche of 63.7 million shares was issued in March 2014 and the second tranche of 20.5 million shares was issued in April 2014.

  8.
  During 2014, we awarded an aggregate of 2.8 million RSUs to certain employees, and issued 1.5 million ordinary shares upon vesting of outstanding RSUs, pursuant to the Sundance Energy Australian Limited Long Term Incentive Plan.

  9.
  During 2014, certain employees exercised 0.4 million of vested options and we issued 0.4 million ordinary shares pursuant to the Sundance Energy Australian Limited Long Term Incentive Plan.

Our Constitution

        Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Sundance. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

        Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

  Interested Directors

        A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest.

        Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

  Directors' Compensation

        Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors' remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Sundance.

        Pursuant to our Constitution, any director who devotes special attention to our business or who otherwise performs services that in the opinion of our board of directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our board of directors.

        In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

        In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our board of directors, subject to the limits set out in the Corporations Act and the ASX Listing Rules.

  Borrowing Powers Exercisable by Directors

        Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

  Retirement of Directors

        Pursuant to our Constitution and the ASX Listing Rules, one-third of our directors, other than the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest, to but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

  Share Qualifications

        There are currently no requirements for directors to own our ordinary shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

        Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as our board of directors may determine from time to time. Subject to the Corporations Act and the ASX Listing Rules, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

  Dividend Rights

        Our board of directors may from time to time determine to pay dividends to shareholders. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

  Voting Rights

        Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

  Right To Share in Our Profits

        Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

  Rights to Share in the Surplus in the Event of Liquidation

        Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

  No Redemption Provision for Ordinary Shares

        There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

  Sinking Fund Provisions

        There are no sinking fund provisions in our Constitution in relation to ordinary shares.

  Liability for Further Capital Calls

        According to our Constitution, our board of directors may make any calls from time to time upon shareholders in respect of all monies unpaid on partly paid shares, subject to the terms upon which any of the partly paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by our board of directors. Calls may be made payable by installment.

  Provisions Discriminating Against Holders of a Substantial Number of Shares

        There are no provisions under our Constitution discriminating against any existing or prospective holders of a substantial number of our ordinary shares.

Variation or Cancellation of Share Rights

        The rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of Sundance, together with either (i) a special resolution passed by members holding shares in the class or (ii) the written consent of members with at least 75% of the votes in the class. We must give written notice of any variation or cancellation if rights to the members of the class within seven days after the variation or cancellation is made.

General Meetings of Shareholders

        General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act,

shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

        According to our Constitution, the chairperson of the general meeting may refuse admission to or exclude from the meeting any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairperson to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, who behaves or threatens to behave in a dangerous, offensive or destructive manner, or is not a director or one of our auditors, one of our shareholders, or a proxy, attorney or representative of one of our shareholders.

Ownership Threshold

        There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a "substantial" shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a "substantial" shareholder. U.S. shareholders who own more than 5% of our ordinary shares are also subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

        Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Sundance), preference shares and partly paid shares.

        Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

        Takeovers of listed Australian public companies, such as Sundance, are regulated by the Corporations Act, which prohibits the acquisition of a "relevant interest" in issued voting shares in a listed company if the acquisition will lead to that person's or someone else's voting power in Sundance increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

        Generally, a person will have a relevant interest in securities if the person:

  •
  is the holder of the securities;

  •
  has power to exercise, or control the exercise of, a right to vote attached to the securities; or

  •
  has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

        If, at a particular time, a person has a relevant interest in issued securities and the person:

  •
  has entered or enters into an agreement with another person with respect to the securities;

  •
  has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

  •
  has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

  •
  the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised;

then, the other person is taken to already have a relevant interest in the securities.

        There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

  •
  when the acquisition results from the acceptance of an offer under a formal takeover bid;

  •
  when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid, the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;

  •
  when shareholders of Sundance approve the takeover by resolution passed at general meeting;

  •
  an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Sundance of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Sundance more than three percentage points higher than they had six months before the acquisition;

  •
  when the acquisition results from the issue of securities under a rights issue;

  •
  when the acquisition results from the issue of securities under dividend reinvestment schemes;

  •
  when the acquisition results from the issue of securities under underwriting arrangements;

  •
  when the acquisition results from the issue of securities through operation of law;

  •
  an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;

  •
  an acquisition arising from an auction of forfeited shares conducted on-market; or

  •
  an acquisition arising through a compromise, arrangement, liquidation or buy-back.

        Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

        Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors' meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        The Bank of New York Mellon, as depositary, will register and deliver ADSs pursuant to a deposit agreement that was filed as an exhibit to the Form F-6 filed with the SEC on August 22, 2016 (the "Deposit Agreement"). Each ADS represents 100 ordinary shares (or a right to receive 100 ordinary shares) deposited with National Australia Bank Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

        ADS holders may hold their ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name, or (ii) by having ADSs registered in their name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If an ADS holder holds their ADSs directly, they will be a registered ADS holder. If an ADS is held indirectly, such holder must rely on the procedures of their broker or other financial institution to assert the rights of an ADS holder. Such holders should consult with their broker or financial institution to find out about those procedures.

        ADS holders will not be treated as one of our shareholders and will not have shareholder rights. The depositary will be the holder of the shares underlying ADSs. Only registered holders of ADSs will have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADRs, and Australian law and our Constitution governs shareholder rights.

Dividends and Other Distributions

        ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it receives after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

        The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the Deposit Agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act of 1933, as amended (the "Securities Act"). We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to

ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

        The depositary will deliver ADSs if any person or their broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs to or upon the order of the person or persons that made the deposit. ADS holders may surrender their ADSs at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. In the alternative, at the request, risk and expense of the ADS holder, the depositary will deliver the deposited securities at its office, if feasible.

        ADS holders may surrender their ADR to the depositary for the purpose of exchanging their ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

        ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them upon our request. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date established by the depositary. Otherwise, ADS holders will not be able to exercise their right to vote unless they withdraw the shares. However, ADS holders may not know about the meeting with a sufficient amount of advance notice to withdraw the shares.

        The depositary will attempt, as far as practical, subject to the laws of the Australia and of our Constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

        We can not assure that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing ADS holders can do if their ordinary shares are not voted as requested. In order to give ADS holders a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

 Fees and Expenses

        Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

        From time to time, the depositary may make payments to Sundance to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        ADS holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any such ADSs. The depositary may refuse to register any transfer of ADSs or allow ADS holders to withdraw the deposited securities represented by ADSs until such taxes or other charges are paid. It may apply payments owed to the ADS holder or sell deposited securities represented by ADSs to pay any taxes owed and such ADS holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Amendment and Termination

        We may agree with the depositary to amend the Deposit Agreement and the ADRs without the consent of the ADS holders for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

        The depositary will terminate the Deposit Agreement at our direction by mailing a notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing a notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

Limitations on Obligations and Liability

        The Deposit Agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;

  •
  are not liable if we or it exercises discretion permitted under the Deposit Agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the

    Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.

Right to Receive the Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our ordinary shares;

  •
  when an ADS holder owes money to pay fees, taxes and similar charges; and

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-Release of ADSs

        The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

  •
  before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited;

  •
  the pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and

  •
  the depositary must be able to close out the pre-release on not more than five business days' notice.

        In addition, the depositary has agreed to limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the shares deposited under the Deposit Agreement, although the depositary may disregard the limit from time to time, if it thinks it is reasonably appropriate to do so.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

        We may from time to time request ADS holders to provide information as to the capacity in which they own or owned ADSs and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest. Each ADS holder agrees to provide any information of that kind that is requested by us or the depositary. To the extent that provisions of or governing the deposited securities or the rules or regulations of any governmental authority or securities exchange or automated quotation system may require the disclosure of beneficial or other ownership of deposited securities, other shares and other securities to us or other persons and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the depositary has agreed to use its reasonable efforts to comply with our written instructions in respect of any such enforcement or limitation.

 DESCRIPTION OF PREFERENCE SHARES

        Subject to any limitations under the listing rules of the ASX, our board of directors may issue preference shares with any preferential rights, privileges or conditions. The rights and restrictions attaching to any preference shares that we may issue must be set out in our Constitution or in a special resolution of shareholders. Our Constitution does not limit the amount of preference shares that we may issue.

        We do not have any preference shares outstanding as of the date of this prospectus. In the future we may issue preference shares that could be converted into ordinary shares. A prospectus supplement will contain and describe the material terms of any preference shares that we offer to the public in the United States, along with any material U.S. federal or Australian income tax considerations relating to the offer of such preference shares.

        Consistent with the listing rules of the ASX, any preference shares we issue must confer on the holders of those preference shares:

  •
  the same rights as holders of our ordinary shares to receive notices, reports and audited accounts and to attend general meetings shareholders;

  •
  the right to vote in each of the following circumstances and in no others: (i) during a period during which a dividend for the share is in arrears; (ii) on a proposal to reduce our share capital; (iii) on a resolution to approve the terms of a buy-back agreement; (iv) on a proposal that affects rights attached to the shares; (v) on a proposal to wind up Sundance; (vi) on a proposal for the disposal of the whole of our property, business and undertaking; (vii) during the winding up of Sundance; (viii) subject to the listing rules of the ASX and NASDAQ, in any additional circumstances specified in the terms of issue of such preference shares relating to the shares upon issuance;

  •
  a dividend in preference to holders of ordinary shares; and

  •
  a return of capital in preference to holders of ordinary shares if Sundance were to be wound up.

        The listing rules of the ASX impose certain limitations on the issuance of preference shares by companies such as Sundance that are listed on ASX, including:

  •
  any dividends on preference shares must be at a commercial rate; and

  •
  any anti-dilution rights must be limited to the right to adjust the number of ordinary shares into which preference shares convert in the event of a share split or consolidation (i.e., reverse stock split), a bonus or entitlement issue (e.g., stock dividend), or other capital reconstruction.

        Further, the Corporations Act places certain limitations on payment of dividends, including preferred dividends. In particular, dividends cannot be paid out of capital. A right to receive dividends on a preference share may be expressed to be cumulative where it cannot be paid due to legal limitations.

DESCRIPTION OF WARRANTS

        We may issue warrants to purchase ADSs, ordinary shares and/or preference shares, in one or more series, together with other securities or separately, as described in the applicable prospectus supplement. A general description of terms and provisions of the warrants we may offer is included below. A prospectus supplement and warrant agreement will contain specific terms of any warrants.

        The prospectus supplement relating to any warrants will contain, as applicable, the following:

  •
  the designation, amount and terms of the securities purchasable on exercise of the warrants;

  •
  the specific designation and aggregate number of, and the price at which we will issue, the warrants;

  •
  the exercise price for the underlying securities and the number of the underlying securities to be received upon exercise of the warrants, if applicable;

  •
  the date on which the right to exercise the warrants will begin and the date on which that right will expire;

  •
  whether the warrants will be issued in fully registered form or bearer form, in definitive or global form, or in any combination of these forms;

  •
  any material U.S. federal or Australian income tax consequences;

  •
  the identity of the warrant agent and of any other depositaries, paying agents, transfer agents, registrars or other agents;

  •
  the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

  •
  the date from and after which the warrants and the underlying securities will be separately transferable, if applicable;

  •
  the minimum or maximum amount of the warrants that may be exercised at any time, if applicable;

  •
  any information with respect to book-entry procedures;

  •
  any anti-dilution provisions of the warrants;

  •
  any redemption or call provisions of the warrants; and

  •
  any additional terms of the warrants, including procedures and limitations with regard to the exercise and exchange of the warrants.

 PLAN OF DISTRIBUTION

        We may sell the Securities in any one or more of the following ways from time to time, including any combination thereof:

  •
  to or through underwriters;

  •
  to or through dealers;

  •
  to our shareholders under a rights entitlement offering;

  •
  through agents; or

  •
  directly to purchasers, including our affiliates.

        The prospectus supplement relating to a particular offering of the Securities will set forth the terms of such offering, including:

  •
  the type of Securities to be offered;

  •
  the name or names of any underwriters, dealers or agents and the amounts of the Securities underwritten or purchased by each of them;

  •
  the purchase price of the offered Securities and the proceeds to us from such sale;

  •
  any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

  •
  the initial offering price;

  •
  any discounts or concessions allowed or reallowed to be paid to dealers; and

  •
  any securities exchanges on which the offered Securities are to be listed.

        Any initial offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the maximum commission or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate value of the securities offered pursuant to this prospectus.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

        If the Securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to sell the Securities. If underwriters are utilized in the sale of the Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

        The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters with respect to a sale of the Securities will be obligated to purchase all of those Securities if they purchase any of those Securities.

        We may grant to the underwriters options to purchase additional Securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions. If we grant any over-allotment option, the terms of any over-allotment option will be set forth in the prospectus supplement relating to those Securities.

        If a dealer is utilized in the sale of the Securities in respect of which this prospectus is delivered, we will sell those Securities to the dealer as principal. The dealer may then resell those Securities to the public at varying prices to be determined by the dealer at the time of resale. Any reselling dealer may be deemed to be an underwriter, as the term is defined in the Securities Act, of the Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

        Offers to purchase the Securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the Securities is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of the Securities so offered and sold.

        Offers to purchase the Securities may be solicited directly by us and the sale of those Securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those Securities. The terms of any sales of this type will be described in the related prospectus supplement.

        If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase Securities from us pursuant to contracts providing for payments and delivery on a future date. Institutions with which contracts of this type may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under any contract of this type will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of those contracts.

        One or more firms, referred to as "remarketing firms," may also offer or sell the Securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as our agents. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the Securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us or any of our subsidiaries and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

        Disclosure in the prospectus supplement of our use of delayed delivery contracts will include the commission that underwriters and agents soliciting purchases of the Securities under delayed contracts will be entitled to receive in addition to the date when we will demand payment and delivery of the Securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

        In connection with the offering of the Securities, persons participating in the offering, such as any underwriters, may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities, and syndicate short positions involve the sale by underwriters of a greater number of Securities than they are required to purchase from any issuer in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Securities sold in the offering for their account may be reclaimed by the syndicate if the Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

        Underwriters, dealers, agents and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

        If Securities are sold by means of a rights entitlement offering, the prospectus supplement will set forth the terms and conditions of any such rights entitlement offering, including the manner in which it will be conducted and details on how our shareholders can participate in any such offering. A rights entitlement offering conducted under applicable Australian rules is a pro rata offering of ordinary shares to all our eligible shareholders, as at a specified record date. Under applicable ASX Listing Rules, shareholder approval is not required for a pro rata rights entitlement offering.

 EXPENSES

        Set forth below is an itemization of the estimated expenses to be incurred in connection with the issuance and distribution of the Securities. The amounts in the table below are estimates, with the exception of the SEC registration fee. Expenses related to offerings of the Securities are not included. Each prospectus supplement describing an offering of Securities will provide estimated expenses related to the Securities offered under that prospectus supplement.

SEC registration fee		$57,950
Legal fees and expenses			*
Accounting fees and expenses			*
Printing expenses			*
Other miscellaneous fees and expenses			*

Total	$		*

*
To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

        The validity of the Securities and certain other legal matters will be passed upon for us by Baker & McKenzie, our Australian and U.S. counsel.

EXPERTS

        The audited financial statements incorporated into this prospectus by reference to our Annual Report on Form 20-F, as amended, for the year ended December 31, 2015 have been so incorporated in reliance upon the report of Ernst & Young ("EY"), independent registered public accounting firm, given on their authority as experts in accounting and auditing.

        The information incorporated by reference in this registration statement regarding estimated quantities of proved reserves, the future net revenues from those reserves, and present values of proved reserves as of December 31, 2015 and December 31, 2014 is based on reports prepared by Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., respectively, independent reserve engineers. These estimates are incorporated by reference in this registration statement in reliance upon the authority of each such firm as an expert in these matters.

CHANGE IN AUDITORS

        Effective May 27, 2016, EY resigned as the independent registered public accounting firm of Sundance at the request of Sundance. Sundance's board of directors participated in and approved the decision to change its registered public accounting firm. EY's audit reports on Sundance's consolidated financial statements as of and for each of the fiscal years ended December 31, 2015 and 2014, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for the addition of a paragraph in respect of the restatement of income tax balances as at December 31, 2015. During Sundance's fiscal years ended December 31, 2015 and 2014 and through May 27, 2016, (i) there were no disagreements between Sundance and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report, and (ii) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred. EY furnished Sundance with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter is attached as an exhibit to the registration statement of which this prospectus is a part.

        Effective May 27, 2016, Sundance engaged Deloitte Touche Tohmatsu ("Deloitte") as its new independent registered public accounting firm. During Sundance's most recent two fiscal years and through the subsequent interim period, neither Sundance nor anyone on its behalf has consulted with Deloitte on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Sundance's financial statements, (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or (iii) a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a public limited company incorporated under the laws of Australia. Certain of our directors are non-residents of the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for you to:

  •
  effect service of process within the United States upon our non-U.S. resident directors or on us;

  •
  enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the United States courts in any action, including actions under the civil liability provisions of U.S. securities laws;

  •
  enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

  •
  bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.

        You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws.

        With that noted, there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

        The disclosure in this section is not based on the opinion of counsel.

        We have appointed Sundance Energy, Inc., our wholly owned U.S. subsidiary, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

INCORPORATION BY REFERENCE

        We "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this prospectus and should be read carefully. Certain information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. Certain information that we file later with the SEC will automatically update and supersede the information in this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We incorporate by reference into this prospectus and the registration statement of which it is a part the following documents, including any amendments to such filings:

  •
  our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the SEC on May 2, 2016;

  •
  Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the SEC on February 24, 2017;

  •
  any annual report on Form 20-F filed with the SEC after the date of this prospectus; and

  •
  any other report on Form 6-K submitted to the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the termination of this offering of the Securities, but only to the extent that the report expressly states that we incorporate such report by reference in to this prospectus.

        We have not authorized anyone else to provide you with additional or different information to the information included in and incorporated by reference to this prospectus and any prospectus supplement. You should rely only on the information provided by and incorporated by reference to this prospectus and any prospectus supplement.

        Upon written or oral request, we shall provide without charge to each person to whom a copy of this prospectus is delivered a copy of any or all of the documents that are incorporated by reference to this prospectus but not delivered with this prospectus. You may request a copy of these filings by contacting us at Sundance Energy Australia Limited, 633 17th Street, Suite 1950, Denver, Colorado 80202, Attention Chief Financial Officer, telephone +1 (303) 543-5700.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. We also have a registration statement on Form F-6 filed with the SEC, including relevant exhibits, under the Securities Act with respect to the ADSs that may offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits. As this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits for further information with respect to us and our securities. All information we file with the SEC is available through the SEC's Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC's website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC's website at www.sec.gov for further information on the SEC's public reference room.

        Our Annual Report on Form 20-F, as amended, for the year ending December 31, 2015 has been filed with the SEC and an Annual Report on Form-20-F for subsequent years will be due within four months following the fiscal year end.

        We are not required to disclose certain other information that is required from U.S. domestic issuers. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and Regulation FD (Fair Disclosure), which was adopted to ensure that select groups of investors are not privy to specific information about an issuer before other investors.

        We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by companies filing as a domestic issuer, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, companies filing as a domestic issuer. We are liable for violations of the rules and regulations of the SEC that apply to us as a foreign private issuer.

        We will also be subject to the informational requirements of the ASX. Our public filings with the ASX are electronically available from the ASX website (www.asx.com.au).

        Only the specific documents incorporated by reference above, or incorporated by reference in any prospectus supplement, are to be deemed incorporated by reference into this prospectus and the registration statement of which it is a part. No information available on or through our website, or any other website reference herein, shall be deemed incorporated by reference into this prospectus.

DISCLOSURE OF SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Sundance, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES
DIRECTORS' REPORT

        Your Directors submit the financial report of Sundance Energy Australia Limited (the "Company" or "the consolidated group") for the half-year ended 30 June 2016.

Directors

        The names of each person who has been a Director during the half-year and to the date of this report are:

  Michael D. Hannell—Non-Executive Chairman
  Eric P. McCrady—Managing Director and CEO
  Damien A. Hannes—Non-Executive Director
  Neville W. Martin—Non-Executive Director
  Weldon Holcombe—Non-Executive Director

Company Secretary

        Damien Connor has been the Company Secretary during the half-year and to the date of this report.

Review of Operations

        Revenues and Production.    The following table provides the components of our revenues for the six-months ended 30 June 2016 and 2015, as well as each period's respective sales volumes:

	Six-months ended 30 June
			Change in $	Change as %
	2016	2015
Revenue (In $ '000s)
Oil sales	$21,021	$50,347	$(29,326)	(58.2)
Natural gas sale	1,427	2,707	(1,280)	(47.3)
Natural gas liquids (NGL) sales	1,768	2,058	(290)	(14.1)

Product revenue	$24,216	$55,112	$(30,896)	(56.1)

	Six-months ended 30 June
			Change in Volume	Change as %
	2016	2015
Net sales volumes:
Oil (Bbls)	601,222	1,025,402	(424,180)	(41.4)
Natural gas (Mcf)	1,102,870	1,217,927	(115,057)	(9.4)
NGL (Bbls)	156,501	149,594	6,907	4.6

Oil equivalent (Boe)	941,534	1,377,984	(436,450)	(31.7)

        Barrel of oil equivalent (Boe) and average net daily production (Boe/d).    Sales volume decreased by 436,450 Boe (31.7%) to 941,534 Boe (5,173 Boe/d) for the six-months ended 30 June 2016 compared to 1,377,984 Boe (7,613 Boe/d) for the same period in prior year primarily due to downtime related to wells shut-in for offset fracs and downtime associated with pump installs and awaiting pump installs. Sales volume excluded 107,067 Boe (588 Boe/d) and 170,710 Boe (943 Boe/d) of flared production for the six-months ended 30 June 2016 and 2015, respectively. Including flared volumes, daily production was 5,761 Boe/d and 8,556 Boe/d for the six-months ended 30 June 2016 and 2015, respectively. Flared production for the six-months ended 30 June 2016 decreased as compared to the same period in prior year. During the third quarter of 2016, the Company will complete an upgrade of its treatment facilities, which is expected to reduce flared volumes and allow the Company to sell a larger portion of its natural gas production.

        The Eagle Ford contributed 4,467 Boe/d (86.4%) of total sales volume during the six-months ended 30 June 2016 compared to 6,296 Boe/d (82.7%) during the same period in prior year (a 29.1% decrease). Mississippian/Woodford contributed 706 Boe/d (13.6%) of total sales volume during the six-months ended 30 June 2016 compared to 1,317 Boe/d (17.3%) during the same period in prior year (a 46.4% decrease).

        Our sales volume is oil-weighted, with oil representing 64% and 74% of total sales volume for the six-months ended 30 June 2016 and 2015, respectively.

        Oil sales.    Oil sales decreased by $29.3 million (58.2%) to $21.0 million for the six-months ended 30 June 2016 from $50.3 million for the same period in prior year. The decrease in oil revenues was the result of lower product pricing ($14.5 million), combined with lower oil production volumes ($14.8 million). Oil production volumes decreased 41.4% to 601,222 Bbls for the six-months ended 30 June 2016 compared to 1,025,402 Bbls for the same period in prior year. The average realised price on the sale of oil decreased by 28.8% to $34.96 per Bbl for the six-months ended 30 June 2016 from $49.10 per Bbl for the same period in prior year.

        Natural gas sales.    Natural gas sales decreased by $1.3 million (47.3%) to $1.4 million for the six-months ended 30 June 2016 from $2.7 million for the same period in prior year. The decrease in natural gas revenues was the result of lower product pricing ($1.1 million) as well as decreased production volumes ($0.1 million). Natural gas production volumes decreased 115,057 Mcf (9.4%) to 1,102,870 Mcf for the six-months ended 30 June 2016 compared to 1,217,927 Mcf for the same period in prior year. The average realised price on the sale of natural gas decreased by 41.9% to $1.29 per Mcf for the six-months ended 30 June 2016 from $2.22 per Mcf for the same period in prior year.

        NGL sales.    NGL sales decreased by $0.3 million (14.1%) to $1.8 million for the six-months ended 30 June 2016 from $2.1 million for the same period in prior year. The decrease in NGL revenues was the result of lower product pricing ($0.4 million), partially offset by increased production volumes ($0.1 million). NGL production volumes increased 6,907 Bbls (4.6%) to 156,501 Bbls for the six-months ended 30 June 2016 compared to 149,594 Bbls for the same period in prior year. The average realised price on the sale of NGL decreased by 17.8% to $11.30 per Bbl for the six-months ended 30 June 2016 from $13.75 per Bbl for the same period in prior year.

	Six-months ended 30 June
Selected per Boe metrics	2016	2015	Change	Percent
Total oil, natural gas and NGL revenue (Boe)	$25.72	$39.99	$(14.27)	(35.7)%

Lease operating expense (LOE)	(5.35)	(5.86)	(0.51)	(8.7)%
Workover expense	(0.35)	(0.50)	(0.15)	(30.0)%
Production tax expense	(1.83)	(2.35)	(0.52)	(22.1)%
Depreciation and amortisation expense	(20.02)	(35.44)	(15.42)	(43.5)%
General and administrative expense (G&A)	(6.07)	(6.38)	(0.31)	(4.9)%

Total operating costs	$(33.62)	$(50.53)	$(16.91)	(33.5)%

Net operating revenue (costs)	$(7.90)	$(10.54)	$(2.64)	(25.0)%

        Lease operating expenses.    Lease operating expenses (LOE) decreased by $3.0 million (37.5%) to $5.0 million for the six-months ended 30 June 2016 from $8.1 million for the same period in prior year and decreased $0.51 per Boe (8.7%) to $5.35 per Boe from $5.86 per Boe. The decrease in LOE was primarily achieved through several cost saving initiatives as well as on-going field-level improvements designed to continue to drive down LOE. The Company will complete additional electrification projects during the remainder of 2016 which are expected to further decrease LOE costs.

        Workover expense.    Workover expenses decreased by $0.4 million (51.9%) to $0.3 million for the six-months ended 30 June 2016 from $0.7 million for the same period in prior year. Workover expense in 2016 was primarily related to pump replacements and tubing repairs.

        Production taxes.    Production taxes decreased by $1.5 million (46.7%) to $1.7 million for the six-months ended 30 June 2016 due to lower revenue, but increased as a percentage of revenue (7.1% compared to 5.9% in the prior period.) The percentage of revenue increase was primarily due to a change in product mix from various tax jurisdictions, an increase in ad valorem taxes and the expiration of certain production tax credits.

        Depreciation and amortisation expense, including depletion ("DD&A").    Depreciation and amortisation expense decreased by $30.0 million (61.4%) to $18.9 million for the six-months ended 30 June 2016 from $48.8 million for the same period in prior year. DD&A was lower in 2016 due to decreased production volumes as well as the lower property base used in the calculation as the result of the asset impairments taken at 31 December 2015.

        General and administrative expenses.    General and administrative expenses decreased by $3.1 million (35.0%) to $5.7 million for the six-months ended 30 June 2016 from $8.8 million for the same period in prior year. G&A per Boe decreased by 4.9% to $6.07 for the six-months ended 30 June 2016 as compared to $6.38 per Boe for the same period in prior year. During the first half of 2016, the Company implemented cost reductions to scale in its overhead cost structure to expected production levels, including reducing its employee headcount by approximately 30%. General and administrative expenses included non-cash share-based compensation expense totaling $1.1 million and $1.9 million in the six-month period ended 30 June 2016 and 2015, respectively.

Adjustment to prior year impairment expense.

        During the six months ended 30 June 2016, subsequent to the filing of the Company's 2015 Annual Report, the Company negotiated a $1.1 million vendor discount for well completion services performed in late 2015 and has adjusted in the current period an equivalent amount of impairment expense related to these wells.

        Finance costs.    Finance costs, net of amounts capitalised to exploration and development, increased by $3.8 million to $6.2 million for the six-months ended 30 June 2016 as compared to $2.4 million in the same period in prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance and lower capitalised interest as a result of less drilling and completion activity in the first half of 2016, relative to the same period in prior year. As at 30 June 2016, the weighted average interest rate on the Company's outstanding debt was 6.5%.

        Loss on derivative financial instruments.    The Company realised a net loss on derivative financial instruments during the six months ended 30 June 2016 consisting of $15.3 million of unrealised loss on commodity derivative contracts, offset by $7.7 million of realised gains on commodity derivative contracts. The unrealized loss represents the change in the fair value of the Company's net derivative position as a result of contracts that settled during the period, the fair value of new positions, and a decrease in the fair value of existing positions resulting from the increase in commodity prices since 31 December 2015.

        Other income (loss), net.    During the six-months ended June 2016, the Company received insurance proceeds of $2.5 million related to a well control incident in 2014. This was partially offset by restructuring costs incurred during the first six months of 2016 of $0.7 million. In response to the lower oil price environment, the Company restructured its corporate organization and reduced its head count by approximately 30%. Other income (loss), net included $0.4 million in employee severance costs and $0.3 million in office lease-related costs for certain Denver, Colorado office space that will no longer be used as a result of office space consolidation. The office lease-related costs represent the Company's future obligations under its operating lease, net of estimated sublease income.

        Adjusted EBITDAX.    The Company uses both IFRS and certain non-IFRS measures to assess its performance. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

        Adjusted EBITDAX is defined as earnings before interest expense, debt extinguishment costs, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring income/expense items. For the six-months ended 30 June 2016, adjusted EBITDAX was $20.1 million, or 83% of revenue, compared to $41.3 million, or 75% of revenue, from the same period in prior year.

        The following table presents a reconciliation of the loss attributable to owners of Sundance to Adjusted EBITDAX:

	Six-months ended 30 June
	2016	2015
	(unaudited)
IFRS Loss Reconciliation to Adjusted EBITDAX (In $ '000s):
Loss attributable to owners of Sundance	$(20,097)	$(21,695)
Income tax expense (benefit)	1,420	(12,201)
Finance costs, net of amounts capitalised and interest received	6,213	2,411
Loss on debt extinguishment	—	1,451
Loss on derivative financial instruments	7,637	468
Settlement of commodity hedging	7,653	5,082
Depreciation and amortisation expense	18,853	48,835
Impairment expense	—	15,985
Adjustment to prior year impairment	(1,052)	—
Share-based compensation, value of services	1,155	1,902
Gain on sale of non-current assets	—	(1,107)
Other income (loss)	(1,692)	152

Adjusted EBITDAX	$20,090	$41,283

Development

        The Company's development activities during the first half of 2016 totaled $13.6 million, primarily Eagle Ford-focused, which met the Company's down-cycle objective to manage the business within Adjusted EBITDAX of $20.1 million. In the Eagle Ford, the Company's investment was primarily related to pump installations and other production enhancement operations, drilling 3 gross (2.7 net) operated wells and participating in the completion of 11 gross (3.6 net) non-operated wells. As at 30 June 2016, the Company had 7 gross (6.6 net) Sundance-operated wells waiting on completion. Sundance expects initial production on 18 gross (10.2 net) wells in the second half of 2016.

        In addition, Sundance began completing 3.0 gross (2.7 net) Mississippian/Woodford wells late in the second quarter, of which 2 gross (1.8 net) wells are expected to have initial production in the third quarter 2016. As at 30 June 2016, Sundance had an additional 2 gross (0.2 net) wells waiting on completion. During the second quarter of 2016 the Company began to market its Greater Anadarko Basin assets for sale.

        Subsequent to 30 June 2016, the Company entered into an agreement with Schlumberger Limited ("Schlumberger") to re-fracture a minimum of five Eagle Ford wells in McMullen County beginning in the third quarter of 2016. Under the terms of the agreement, Schlumberger will be paid for the services from the incremental net revenue generated by the refractures.

Exploration

        During the six-months ended 30 June 2016, there was no significant exploration activity.

Acquisition of Oil and Gas Assets

        Subsequent to 30 June 2016, the Company completed the acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County for cash of $15.5 million. The assets acquired include approximately 27 gross (9.6 net) wells, which are primarily Sundance-operated, estimated production of 600-700 Boepd for the remainder of 2016 and total proved reserves of approximately 3.0 Mboe (1.4 Mmboe of proved developed reserves). The Company's results for the half-year ended 30 June 2016 did not include the impact of the acquisition.

Financial Position

        The Company raised A$80 million in a two tranche placement of ordinary shares (the "Placement"), of which approximately A$8 million was received upon closing of Tranche 1 of the Placement prior to 30 June 2016. Net proceeds from Tranche 2 of the Placement were received in July 2016. Proceeds from the Placement will be used to accelerate development in the Eagle Ford, pursue other development opportunities and acquisitions and for general working capital needs. In August 2016, the Company also completed a Share Purchase Plan ("SPP") which provided an additional A$9 million of proceeds. Assuming the Placement, the SPP and the recent Eagle Ford acquisition were complete as at 30 June 2016, the Company had pro forma cash of $46 million as at 30 June 2016.

        As at 30 June 2016, the Company's revolving credit facility ("RBL") with Morgan Stanley was fully drawn with $67 million outstanding and there was $125 million outstanding on the term loan. The Company's borrowing base was reaffirmed in May 2016. The credit facility covenants include maintaining a minimum Current Ratio of 1.0, a maximum Revolver Debt to EBITDA ratio of 4.0, a minimum interest coverage ratio of 2.0 and a minimum asset coverage ratio (PV9 of proved reserves to total debt) of at least 1.25. The Company was in compliance with its covenants as at 30 June 2016.

Signed in accordance with a resolution of the Board of Directors.
Mike Hannell

Chairman Adelaide Dated this 13th day of September 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER
COMPREHENSIVE LOSS (UNAUDITED)

For the half-year ended 30 June 2016

		Consolidated Group
	Note	30 June 2016 US$'000	30 June 2015 US$'000
Revenue	2	$24,216	$55,112
Lease operating and production tax expense	3	(7,098)	(11,999)
Depreciation and amortisation expense		(18,853)	(48,835)
General and administrative expense	4	(5,717)	(8,790)
Impairment expense	5	—	(15,985)
Adjustment to impairment expense	6	1,052	—
Finance costs, net of amounts capitalised		(6,213)	(2,411)
Loss on debt extinguishment		—	(1,451)
Gain on sale of non-current assets		—	1,107
Loss on derivative financial instruments		(7,637)	(468)
Other income (expense), net	7	1,573	(176)

Loss before income tax		(18,677)	(33,896)
Income tax benefit (expense)	8	(1,420)	12,201

Loss attributable to owners of the Company		(20,097)	(21,695)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(40)	(290)

Total other comprehensive loss		(40)	(290)
Total comprehensive loss attributable to owners of the Company		$(20,137)	$(21,985)

Loss per share		Cents	Cents
Basic	9	(3.5)	(3.9)
Diluted	9	(3.5)	(3.9)

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

As at 30 June 2016

		Consolidated Group
	Note	30 June 2016 US$'000	31 December 2015 US$'000
			(Restated—See Note 8)
CURRENT ASSETS
Cash and cash equivalents		$1,474	$3,468
Trade and other receivables		4,554	11,508
Derivative financial instruments	12	564	9,967
Income tax receivables	8	5,616	5,616
Other current assets		4,525	4,154

		16,733	34,713
Assets held for sale	10	27,431	90,632

TOTAL CURRENT ASSETS		44,164	125,345

NON-CURRENT ASSETS
Development and production assets		308,074	250,922
Exploration and evaluation expenditure		34,357	26,323
Property and equipment		1,136	1,382
Derivative financial instruments	12	342	3,950
Deferred tax assets	8	1,113	1,913

TOTAL NON-CURRENT ASSETS		345,022	284,490

TOTAL ASSETS		$389,186	$409,835

CURRENT LIABILITIES
Trade and other payables		$9,043	$21,588
Accrued expenses		16,961	19,883
Income tax payables	8	526	—
Derivative financial instruments	12	510	—

		27,040	41,471
Liabilities held for sale	10	1,147	744

TOTAL CURRENT LIABILITIES		28,187	42,215

NON-CURRENT LIABILITIES
Credit facility, net of deferred financing fees	11	188,113	187,743
Restoration provision		7,353	3,088
Deferred tax liabilities	8	—	—
Derivative financial instruments	12	1,770	—
Other non-current liabilities		501	420

TOTAL NON-CURRENT LIABILITIES		197,737	191,251

TOTAL LIABILITIES		$225,924	$233,466

NET ASSETS		$163,262	$176,369

EQUITY
Issued capital	14	$314,304	$308,429
Share option reserve		12,805	11,650
Foreign currency translation reserve		(1,350)	(1,310)
Accumulated deficit		(162,497)	(142,400)

TOTAL EQUITY		$163,262	$176,369

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the half-year ended 30 June 2016

	Issued Capital US$'000	Share Option Reserve US$'000	Foreign Currency Translation Reserve US$'000	Retained Earnings (Accumulated Deficit) US$'000	Total US$'000
Balance at 31 December 2014	$306,853	$7,550	$(832)	$121,435	$435,006

Loss attributable to owners of the Company	—	—	—	(21,695)	(21,695)
Other comprehensive loss for the period	—	—	(290)	—	(290)

Total Comprehensive loss for the period	—	—	(290)	(21,695)	(21,985)
Stock compensation value of services	—	1,902	—	—	1,902

Balance at 30 June 2015	$306,853	$9,452	$(1,122)	$99,740	$414,923

Balance at 31 December 2015 (Restated—See Note 8)	$308,429	$11,650	$(1,310)	$(142,400)	$176,369

Loss attributable to owners of the Company				(20,097)	(20,097)
Other comprehensive loss for the period			(40)		(40)

Total Comprehensive loss for the period			(40)	(20,097)	(20,137)
Shares issued in connection with private placement	6,088				6,088
Cost of capital, net of tax	(213)				(213)
Stock compensation value of services		1,155			1,155

Balance at 30 June 2016	$314,304	$12,805	$(1,350)	$(162,497)	$163,262

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the half-year ended 30 June 2016

	Consolidated Group
	30 June 2016 US$'000	30 June 2015 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	$28,416	$59,899
Payments to suppliers and employees	(14,968)	(22,713)
Interest received	—	14
Derivative proceeds	9,136	5,752
Purchase of commodity derivative contracts	—	(690)
Income taxes paid	—	(250)
Other operating activities	1,908	—

NET CASH PROVIDED BY OPERATING ACTIVITIES	24,492	42,012

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure	(20,429)	(110,411)
Payments for exploration expenditure	(1,019)	(15,495)
Payments for acquisition of oil and gas properties	(1,600)	—
Payments for property and equipment	(5)	(303)
Other investing activities	—	(190)

NET CASH USED IN INVESTING ACTIVITIES	(23,053)	(126,399)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	6,088	—
Payments for the costs of capital raisings	(253)	—
Purchase of foreign currency derivative contracts	(391)	—
Borrowing costs paid, net of capitalised portion	(8,809)	(1,133)
Deferred financing fees capitalised	—	(4,660)
Proceeds from borrowings	—	170,000
Repayments of borrowings	—	(145,000)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(3,365)	19,207

Net decrease in cash and cash equivalents held	(1,926)	(65,180)

Cash and cash equivalents at beginning of period	3,468	69,217
Effect of exchange rates on cash and cash equivalents	(68)	(544)

Cash and cash equivalents at end of period	$1,474	$3,493

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 1—BASIS OF PREPARATION

        The unaudited general purpose financial statements of Sundance Energy Australia Limited ("SEAL") and its wholly owned subsidiaries, (collectively, the "Company", "Consolidated Group" or "Group"), for the interim half-year reporting period ended 30 June 2016 have been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board ("AASB") 134 Interim Financial Reporting. These condensed consolidated financial statements comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as at 31 December 2015 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

        The accounting policies and methods of computation that are discussed in Note 1 of the Company's 31 December 2015 annual financial statements have been consistently applied to the half-year reporting period ended 30 June 2016 unless otherwise stated. The Company did not adopt any of the standards that have been issued by the AASB and the IASB, but were not mandatorily applicable during the period and is in the process of accessing the impact of adopting such standards.

        The condensed consolidated financial statements and accompanying notes are presented in U.S. dollars and all values are rounded to the nearest thousand (US$'000), except where stated otherwise.

NOTE 2—REVENUE

	Six-months ended 30 June
	2016 US$'000	2015 US$'000
Oil sales	$21,021	$50,347
Natural gas sales	1,427	2,707
Natural gas liquid (NGL) sales	1,768	2,058

Total revenue	$24,216	$55,112

        All reported oil, NGL and natural gas sales are shown net of royalties, transportation and marketing costs.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 3—LEASE OPERATING AND PRODUCTION TAX EXPENSE

	Six-months ended 30 June
	2016 US$'000	2015 US$'000
Lease operating expense	$(5,042)	$(8,072)
Workover expense	(330)	(686)
Production tax expense	(1,726)	(3,241)

Total lease operating and production tax expense	$(7,098)	$(11,999)

NOTE 4—GENERAL AND ADMINISTRATIVE EXPENSE

	Six-months ended 30 June
	2016 US$'000	2015 US$'000
Employee benefits expense, including wages and salaries	$(2,930)	$(4,248)
Administrative expense	(2,787)	(4,542)

Total general and administrative expense	$(5,717)	$(8,790)

NOTE 5—IMPAIRMENT OF NON-CURRENT ASSETS

        At 30 June 2016, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group's accounting policy.

        As at 30 June 2016, the Company determined there was no indication of impairment or impairment reversal for its Eagle Ford and Mississippian/Woodford oil and gas assets. During the six-months ended 30 June 2015, the Company recorded impairment expense of $2.6 million and $13.4 million related to its Mississippian/Woodford development and production assets and exploration and evaluation expenditures, respectively, as a result of the depressed oil pricing market and expected lease expirations.

NOTE 6—ADJUSTMENT TO PRIOR YEAR IMPAIRMENT

        In June 2016, subsequent to the filing of the Company's 2015 Annual Report, the Company negotiated a $1.1 million vendor discount for well completion services performed in late 2015 and has adjusted in the current period an equivalent amount of impairment expense related to these wells.

NOTE 7—OTHER INCOME (LOSS), NET

        During the six-months ended 30 June 2016, the Company received insurance proceeds of $2.5 million related to a well control incident in 2014. The insurance proceeds were partially offset by restructuring expense of $0.7 million. In January 2016, the Company restructured its corporate organization and reduced its headcount by approximately 30% in order to reduce its cash operating costs in response to the lower oil price environment. The restructuring costs included $0.4 million in

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 7—OTHER INCOME (LOSS), NET (Continued)

employee severance costs and $0.3 million in office lease-related costs for certain Denver, Colorado office space that will no longer be used as a result of office space consolidation. The office-lease-related costs represents the Company's future obligations under the operating leases, net of anticipated sublease income. Other income (loss), net also included an unrealized loss on its foreign currency derivative of $0.1 million.

NOTE 8—INCOME TAX EXPENSE (BENEFIT)

        During the six-months ended 30 June 2016 the Company recognised income tax expense of $1.4 million on a pre-tax loss of $18.7 million, representing 7.6% of pre-tax loss. The difference between the prima facie tax expense of $1.4 million at the Company's statutory income tax rate of 30% is primarily due to the impact of unrecognized tax benefits.

        The Company identified an error in its 31 December 2015 income tax accounting, which resulted in a $6.3 million overstatement of its deferred tax liabilities and a $0.4 million overstatement of income tax receivable as at 31 December 2015 and a $6.0 million understatement of its income tax benefit for the year then ended. No period prior to the year ended 31 December 2015 was affected. The 2015 prior period error related to the push down allocation of the Company's consolidated impairment to the Company's separate subsidiaries. As a result of this error, the Company's consolidated deferred income tax liabilities, income tax receivable and income tax benefit were misstated. As the adjustment is the direct result of the 2015 impairment charge, the Company believes that the correction should be retrospectively restated for more meaningful and comparative financial information.

        The effect of this correction is shown in the table below and is reflected in the Company's comparative 31 December 2015 condensed consolidated statement of financial position included in this report. Because the impairment and related tax implications were recorded in the second half of 2015, the Company's condensed consolidated statements of profit or loss and other comprehensive loss for the half-year ended 30 June 2015 included in this report were not affected. There is no impact to the condensed consolidated statement of cash flows. The correction to the condensed consolidated

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 8—INCOME TAX EXPENSE (BENEFIT) (Continued)

statements of loss and other comprehensive loss will be reflected in the Company's year ended 31 December 2015 comparative information included in its 2016 annual report.

	As Stated in 2015 Annual Report	Correction	31 December 2015 Restated
Condensed Consolidated Statement of Financial Position (As at 31 December 2015)
Income tax receivable	$5,997	$(381)	$5,616
Total current assets	125,726	(381)	125,345
Deferred tax liabilities	6,341	(6,341)	Nil
Total non-current liabilities	197,592	(6,341)	191,251
Net assets	170,409	5,960	176,369
Accumulated deficit	(148,360)	5,960	(142,400)
Total equity	170,409	5,960	176,369
Condensed Consolidated Statement of Loss and Other Comprehensive Loss (Year-ended 31 December 2015)
Income tax benefit	$101,178	$5,960	$107,138
Loss attributable to owners of the company	(269,795)	5,960	(263,835)
Total comprehensive loss	(270,273)	5,960	(264,313)
Basic and diluted loss per share (cents)	(48.8)	1.1	(47.7)

NOTE 9—LOSS PER SHARE

	Six-months ended 30 June
	2016 US$'000	2015 US$'000
Loss for periods used to calculate basic and diluted EPS	$(20,097)	$(21,695)

	Number of shares	Number of shares
—Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	568,847,433	549,331,948
—Incremental shares related to options and restricted share units	Nil	Nil

—Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	568,847,433	549,331,948

        For the six-months ended 30 June 2016 and 2015, incremental shares related to options and restricted share units were excluded from the weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 10—ASSETS HELD FOR SALE

        As at 30 June 2016, the condensed consolidated statement of financial position includes $27.4 million of assets and $1.1 million of liabilities as held for sale, comprised of the following:

	30 June 2016 US$'000	31 December 2015 US$'000
Mississippian/Woodford
Development and production assets	$19,701	$—
Exploration and evaluation expenditure	1,193	—
Eagle Ford
Development and production assets (25%)	—	77,021
Exploration and evaluation expenditure (25%)	—	8,377
Cooper Basin
Exploration and evaluation expenditure	6,537	5,234

Total assets held for sale	$27,431	$90,632

Restoration provision associated with held-for-sale developed assets	$(1,147)	$(744)

Total liabilities held for sale	$(1,147)	$(744)

        In June 2016, the Company's management committed to a plan to sell its Mississippian/Woodford assets. In addition, the Company intends to sell its Cooper Basin assets, which it acquired through its purchase of New Standard Energy ("NSE") in 2015, as the assets fall outside the Company's strategic focus. The Company believes the sales of the aforementioned assets are highly probable within one year. The Company had previously intended to sell a 25% non-operated interest in its Eagle Ford assets. However, the Company changed its strategy in June 2016 as a result of its recent private placement. These Eagle Ford assets were reclassified and are presented as development and production assets and exploration and evaluation expenditures as at 30 June 2016.

        As at 30 June 2016, certain of the Company's assets held for sale were included in the borrowing base value under the Company's Credit Agreement. Upon the sale of these assets, the lender may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets does not meet the prescribed asset coverage thresholds. There are many variables that affect the lender's determination of borrowing base value at any point in time and therefore it is difficult for the Company to estimate the borrowing base value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

NOTE 11—CREDIT FACILITIES

	30 June 2016 US$'000	31 December 2015 US$'000
Morgan Stanley Revolving Facility	$67,000	$67,000
Morgan Stanley Term Loan	125,000	125,000

Total credit facilities	192,000	192,000
Deferred financing fees	(3,887)	(4,257)

Total credit facilities, net of deferred financing fees	$188,113	$187,743

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 11—CREDIT FACILITIES (Continued)

        On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the "Credit Agreement") with Morgan Stanley Energy Capital, Inc., as administrative agent ("Agent") and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the "Revolving Facility") and a term loan of $125 million (the "Term Loan"). The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in May 2016. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 1/2 year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

        Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2% to 3% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR, plus 7% or (ii) 8%.

        As at 30 June 2016, the Company was in compliance with all restrictive financial and other covenants under the Credit Agreement.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2016 US$'000	31 December 2015 US$'000
FINANCIAL ASSETS:
Current
Derivative financial instruments—commodity contracts	$564	$9,967
Derivative financial instruments—foreign currency contracts	250	—
Non-current
Derivative financial instruments—commodity contracts	342	3,950

Total financial assets	$1,156	$13,917

FINANCIAL LIABILITIES:
Current
Derivative financial instruments—commodity contracts	$510	$—
Non-current
Derivative financial instruments—commodity contracts	1,770	—

Total financial liabilities	$2,280	$—

        The Company realised a net loss of $7.6 million related to its commodity derivative financial instruments during the six months ended 30 June 2016, consisting of a $15.3 million unrealised loss resulting from the change in fair value of the commodity derivative financial instruments, offset by $7.7 million of realised gains from the settlement of such commodity derivative contracts. The commodity derivative activity has been recognised in the condensed consolidated statement of loss and other comprehensive loss within loss on derivative financial instruments.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        In June 2016, the Company entered into a short-term foreign currency derivative instrument to lock in the AUD to USD exchange rate at a rate of $0.75 AUD to $1.00 USD for $26.3 million (USD), in connection with the proceeds that the Company expected to raise in the second tranche of its private placement (refer to Note 14). The unrealized loss related to this instrument has been recognised in the condensed consolidated statement of loss and other comprehensive loss within other income (loss), net.

NOTE 13—FAIR VALUE MEASUREMENT

        The following table presents financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 30 June 2016	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$—	$906	$—	$906
Derivative foreign currency contract	—	250	—	250
Investment in equity instruments at fair value through profit and loss ("FVTPL")	91	—	—	91
Liabilities measured at fair value
Derivative commodity contracts	—	(2,280)	—	(2,280)

Net fair value	$91	$(1,124)	$—	$1,033

Consolidated 31 December 2015 (US$'000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$—	$13,917	$—	$13,917
Investment in equity instruments—FVTPL	89	—	—	89

Net fair value	$89	$13,917	$—	$14,006

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 13—FAIR VALUE MEASUREMENT (Continued)

        During the half-year reporting periods ended 30 June 2016 and 2015 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

Measurement of Fair Value

a)    Derivatives

        The Company's derivative instruments consist of commodity contracts (primarily swaps and collars) and a foreign currency contract. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company's derivative instruments are included within the Level 2 fair value hierarchy.

b)    Investment in Equity Instruments—FVTPL

        The Company purchased 122 million shares of Elixer Petroleum (ASX: EXR) in conjunction with its purchase of NSE in 2015. The fair value of the securities was determined using ASX trade data, which is directly observable by the Company, and has been included with the Level 1 fair value hierarchy. Subsequent to 30 June 2016, the Company sold its investment in Elixer Petroleum for $0.1 million.

c)     Credit Facilities

        As at 30 June 2016, the Company had $125 million and $67 million of principal debt outstanding on the Revolving Facility and the Term Loan, respectively. The estimated fair value of the Revolving Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less. The estimated fair value of the Term Loan was approximately $148 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company's assumed borrowing rate at the end of the reporting period.

d)    Other Financial Instruments

        The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short- term nature.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 14—ISSUED CAPITAL

        Total ordinary shares issued at each period end are fully paid.

Number of Shares
a) Ordinary Shares
Total shares issued at 31 December 2015(1)	559,103,562
Shares issued in connection with first tranche of private placement:	62,800,000
Restricted share units converted to ordinary shares	5,207,706

Total shares issued at 30 June 2016(1)	627,111,268

(1)
Includes 1.5 million shares held in escrow related to the Company's acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects.

        Ordinary shares participate in dividends and the distribution of assets on winding of the parent entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

30 June 2016 US$'000
b) Issued Capital
Beginning of period	$308,429
Shares issued in connection with first tranche of private placement:	6,088
Costs of capital raising during the period, net of tax benefit	(213)

Closing balance at end of period	$314,304

        In June 2016, the Company completed the first tranche of a two-tranche private placement of 62.8 million ordinary shares to professional and sophisticated investors for net proceeds of $5.8 million. Subsequent to 30 June 2016, the Company's shareholders approved the second tranche of the private placement, in which the Company issued an additional 552.6 million ordinary shares for net proceeds of $51 million. In August 2016, the Company also issued 69.3 million ordinary shares through a Share Purchase Plan ("SPP") with certain existing shareholders for net proceeds of $6.8 million. The Company plans to use the net proceeds to accelerate development, provide working capital to target bolt-on acquisitions (including the Eagle Ford acquisition completed in July 2016) and for other corporate purposes.

NOTE 15—SHARE BASED PAYMENTS

        During the six month period ended 30 June 2016, the shareholders and Board of Directors granted 15,021,242 of long term incentive restricted share units ("RSUs") and 770,950 short term incentive RSUs (for 2014 performance) to the Company's Chief Executive Officer ("CEO") and certain other employees. All RSU awards were made in accordance with the Company's incentive compensation plans and include 4,342,331 and 6,824,950 of absolute total shareholder return ("ATSR") RSUs issued to the Company's CEO and certain other employees, respectively (total of 11,167,281). The details of the plan and ATSR RSUs are described in more detail in the remuneration section of the Directors'

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 15—SHARE BASED PAYMENTS (Continued)

Report of the Company's Annual Report for the year ended 31 December 2015. This information is summarised for the Consolidated Group for the six month period ended 30 June 2016 below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date
Outstanding at beginning of period(1)	13,719,338	A$	0.55
Issued or Issuable(2)	15,792,192	A$	0.16
Forfeited	(1,150,241)	A$	0.68
Converted to ordinary shares	(5,207,706)	A$	0.55

Outstanding at end of period	23,153,583	A$	0.34

Vested at end of period	—		—

(1)
Includes 1,275,000 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

(2)
Includes 3,853,961 of RSUs that will be formally issued on the ASX subsequent to 30 June 2016.

        The following table summarises the RSUs granted and their related grant date, fair value and vesting conditions for the six-month period ended 30 June 2016:

Grant Date	Number of RSUs	Fair Value at Measurement Date (Per RSU in US$)	Vesting Conditions
15 March 2016	6,824,950	$0.15	0% - 133% based on 3 year ATSR
27 May 2016	4,342,331	$0.10	0% - 133% based on 3 year ATSR
27 May 2016	770,950	$0.12	100% vested immediately
29 June 2016	3,853,961	$0.08	33% on 1 January 2017, 2018 and 2019

	15,792,192

        Share based payment expense for RSUs awarded was calculated pursuant to AASB 2: Share Based Payments. The fair values of RSUs were estimated at the date they were granted to employees or approved by the shareholders. The fair value of time-lapse RSUs was determined based on the price of Company ordinary shares on the date of grant and expense is recognized over the vesting period. The Company used a Monte Carlo valuation model to determine the fair value of the ATSR shares, and the expense is recognized over the vesting period. The Monte Carlo model is based on random projections of stock price paths based on historical volatility and must be repeated numerous times to achieve a probabilistic assessment.

        Upon vesting, and after a certain administrative period, the RSUs are converted to unrestricted ordinary shares.

NOTE 16—OPERATING SEGMENTS

        The Company's strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the half-year ended 30 June 2016

NOTE 16—OPERATING SEGMENTS (Continued)

operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker ("CODM"), whom is the Company's Managing Director and CEO, that the Company has one reportable segment being oil and natural gas exploration and production in North America. As at 30 June 2016, all activity included in its condensed consolidated statement of loss and other comprehensive loss was attributed to its reportable segment.

        The CEO reviews internal management reports on a monthly basis that are consistent with the information provided in the condensed consolidated statement of loss and other comprehensive loss, condensed consolidated statement of financial position and condensed consolidated statement of cash flows. As a result, no reconciliation is required, because the information as presented is used by the CEO to make strategic decisions.

NOTE 17—CONTINGENT ASSETS AND LIABILITIES

        In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company. The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company. The Company does not believe the case has merit and intends to vigorously defend itself against the lawsuit.

        At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37—Provisions, Contingent Liabilities and Contingent Assets.

NOTE 18—EVENTS AFTER THE REPORTING PERIOD

Purchase of Eagle Ford Assets

        On 21 June 2016, the Company entered into a Purchase and Asset Sale Agreement ("PSA") for the acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County, Texas for cash of $15.5 million. Upon execution of the PSA, the Company paid a deposit of $1.6 million to the third party seller, which was included in other current assets in the Company's condensed consolidated statement of financial position as at 30 June 2016. The Company closed the acquisition on 29 July 2016. The assets acquired include approximately 27 gross (9.6 net) wells, which are primarily Sundance-operated, production of 600-700 Boepd and total proved reserves of approximately 3.0 Mboe (1.4 Mmboe of proved developed reserves).

        The initial accounting for the business combination was incomplete at the time these financial statements were authorised for issue. Therefore, the fair value of the consideration transferred, assets acquired and liabilities assumed in the transaction have not been disclosed.

Refracturing Agreement

        In July 2016 the Company entered into an agreement with Schlumberger Limited ("Schlumberger") to re-fracture a minimum of five Eagle Ford wells in McMullen County, Texas, beginning in the third quarter of 2016. Under the terms of the agreement, Schlumberger will be paid for the services from the incremental net revenue generated by the re-fracture above the production forecast of the wells prior to the re-fracture work.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES
DIRECTORS' DECLARATION

        In accordance with a resolution of the directors of Sundance Energy Australia Limited, I state that:

        In the opinion of the directors:

  1.
  The financial statements and notes of Sundance Energy Australia Limited for the half-year ended 30 June 2016 are in accordance with the Corporations Act 2001, and:

  a)
  give a true and fair view of the consolidated entity's financial position as at 30 June 2016 and of its performance for the half-year ended on that date, and;

  b)
  comply with Australian Accounting Standards and the Corporations Regulations 2001 and Standards, as discussed in Note 1.

  2.
  There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Mike Hannell

Chairman
Adelaide
Dated this 13th day of September 2016

Sundance Energy Australia Limited

$500,000,000

American Depositary Shares representing Ordinary Shares
Preference Shares
Warrants

PROSPECTUS

                        , 2017

        No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.    Indemnification of Directors and Officers.

        Australian law.    Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

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  a liability owed to the company or a related body corporate of the company;

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  a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 1317H, 1317HA or 1317HB of the Australian Corporations Act 2001 ("Corporations Act");

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  a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

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  legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:

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  in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

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  in defending or resisting criminal proceedings in which the officer or director is found guilty;

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  in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

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  in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

        Constitution.    Our Constitution provides, except to the extent prohibited by the law and the Corporations Act, for the indemnification of every person who is or has been an officer or a director of the company against liability (other than legal costs that are unreasonable) incurred by that person as an officer or director. This includes any liability incurred by that person in their capacity as an officer or director of a subsidiary of the company where the company requested that person to accept that appointment.

        Indemnification Agreements.    Pursuant to Deeds of Access, Insurance and Indemnity, we have agreed to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director.

        SEC Position.    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission ("SEC"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9.    Exhibits.

        The exhibits to this registration statement are listed in the Exhibit Index, which appears on page Exhibit-I and is incorporated herein by reference.

Item 10.    Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) of this section do not apply if the information required to be included in a post- effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (5)   That, for the purpose of determining liability under the Securities Act to any purchaser:

              (i)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement.

             (ii)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

          (6)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities , the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (7)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (8)   If applicable, the undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transaction by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

          (9)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado on March 7, 2017.

SUNDANCE ENERGY AUSTRALIA LIMITED
By:	/s/ ERIC P. MCCRADY
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael D. Hannell	Chairman	March 7, 2017
/s/ ERIC P. MCCRADY Eric P. McCrady	Chief Executive Officer and Managing Director (principal executive officer)	March 7, 2017
/s/ CATHY L. ANDERSON Cathy L. Anderson	Chief Financial Officer (principal financial and accounting officer)	March 7, 2017
* Damien A. Hannes	Director	March 7, 2017
* Neville W. Martin	Director	March 7, 2017
* H. Weldon Holcombe	Director	March 7, 2017

*By:	/s/ ERIC P. MCCRADY Eric P. McCrady	Attorney-in-Fact	March 7, 2017

AUTHORIZED U.S. REPRESENTATIVE

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sundance Energy Australia Limited, has signed this registration statement in Denver, Colorado on March 7, 2017.

Authorized U.S. Representative
SUNDANCE ENERGY, INC.
By:	/s/ ERIC P. MCCRADY
	Name:	Eric P. McCrady
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
1.1	Form of Underwriting Agreement*
3.1	Constitution of Sundance Energy Australia Limited (incorporated by reference to Exhibit 1.1 of Form 20-F (File No. 000-55246) filed with the SEC on July 11, 2014)
4.1
Deposit Agreement, dated September 1, 2016, between Sundance Energy Australia Limited and The Bank of New York Mellon, as depositary, and owners and holders of the American Depositary Shares (incorporated by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-213233) filed with the SEC on August 22, 2016)
4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1)
4.3	Form of Certificate of Designation of Preference Shares*
4.4	Form of Warrant and/or Warrant Agreement*
5.1	Opinion of Baker & McKenzie**
16.1	Letter from Ernst & Young LLP to the SEC dated February 24, 2017**
23.1	Consent of Baker & McKenzie (included in Exhibit 5.1)**
23.2	Consent of Ernst & Young
23.3	Consent of Ryder Scott Company, L.P.**
23.4	Consent of Netherland, Sewell & Associates, Inc.**
24.1	Power of Attorney**

*
To be filed as an amendment or as an exhibit to a report filed pursuant to the Exchange Act and incorporated by reference herein.

**
Previously filed as part of this registration statement.

Exhibit-I